Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 40 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2017. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 7, 2018
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 7, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 7, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on Internal Control over Financial Reporting
We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sierra Wireless, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
As indicated in Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Numerex Corp, which is included in the 2017 consolidated financial statements of the Company and constituted 3.47% of total assets as of December 31, 2017 and 0.45% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Numerex Corp.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and our report dated March 7, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Vancouver, Canada
March 7, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Sierra Wireless, Inc.

We have audited the consolidated statements of operations and comprehensive earnings (loss), equity and cash flows of Sierra Wireless, Inc. for the year ended December 31, 2015. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and its consolidated cash flows of Sierra Wireless, Inc. for the year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Professional Accountants

February 29, 2016
Vancouver, Canada

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2017	2016	2015
Revenue	$692,077	$615,607	$607,798
Cost of goods sold	457,130	397,864	413,943
Gross margin	234,947	217,743	193,855

Expenses
Sales and marketing	75,594	64,242	54,144
Research and development (note 7)	83,361	73,077	74,020
Administration	42,904	40,956	40,321
Restructuring (note 8)	1,076	—	951
Acquisition-related and integration	8,195	843	1,945
Impairment (note 17)	3,668	—	—
Amortization	20,508	17,277	12,360
	235,306	196,395	183,741
Earnings (loss) from operations	(359)	21,348	10,114
Foreign exchange gain (loss)	7,550	(1,736)	(11,843)
Other income (note 9)	67	83	115
Earnings (loss) before income taxes	7,258	19,695	(1,614)
Income tax expense (note 10)	3,123	4,310	1,060
Net earnings (loss)	4,135	15,385	(2,674)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	11,950	(6,448)	(2,013)
Total comprehensive earnings (loss)	$16,085	$8,937	$(4,687)

Net earnings (loss) per share (in dollars) (note 12)
Basic	$0.13	$0.48	$(0.08)
Diluted	0.13	$0.48	(0.08)
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	32,356	32,032	32,166
Diluted	32,893	32,335	32,166
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$65,003	$102,772
Restricted cash	221	—
Accounts receivable (note 13)	168,503	143,798
Inventories (note 14)	53,026	40,913
Prepaids and other (note 15)	8,006	6,530
	294,759	294,013
Property and equipment (note 16)	42,977	34,180
Intangible assets (note 17)	108,599	74,863
Goodwill (note 18)	218,516	154,114
Deferred income taxes (note 10)	12,197	16,039
Other assets	12,058	5,250
	$689,106	$578,459
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 19)	$172,395	$167,500
Deferred revenue and credits	5,455	5,263
	177,850	172,763
Long-term obligations (note 20)	36,637	32,654
Deferred income taxes (note 10)	7,702	11,458
	222,189	216,875
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
35,861,510 shares (December 31, 2016 — 31,859,960 shares)	427,748	342,450
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 222,639 shares (December 31, 2016 — 355,471 shares)	(3,216)	(5,134)
Additional paid-in capital	27,962	24,976
Retained earnings	16,899	13,718
Accumulated other comprehensive loss (note 21)	(2,476)	(14,426)
	466,917	361,584
	$689,106	$578,459

Commitments and contingencies (note 26)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Jason W. Cohenour	/s/ Paul G. Cataford
Jason W. Cohenour	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862
Stock option exercises (note 11)	357,136	5,434	—	—	(1,597)	—	—	3,837
Stock-based compensation (note 11)	—	—	—	—	8,942	—	—	8,942
Purchase of treasury shares for RSU distribution	—	—	306,476	(6,584)	—	—	—	(6,584)
Distribution of vested RSUs	111,524	1,379	(408,508)	8,803	(12,526)	—	—	(2,344)
Excess tax benefits from equity awards	—	—	—	—	2,270	—	—	2,270
Net loss	—	—	—	—	—	(2,674)	—	(2,674)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,013)	(2,013)
Balance as at December 31, 2015	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(160)	$(7,978)	$358,296
Common share cancellation (note 22)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 11)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 11)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net earnings	—	—	—	—	—	15,385	—	15,385
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,718	$(14,426)	$361,584
Common share cancellation (note 22)	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises (note 11)	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation (note 11)	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 5(a))	3,580,832	77,213	—	—	—	—	—	77,213
Net earnings	—	—	—	—	—	4,135	—	4,135
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017	35,861,510	$427,748	222,639	$(3,216)	$27,962	$16,899	$(2,476)	$466,917
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2017	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$4,135	$15,385	$(2,674)
Items not requiring (providing) cash
Amortization	30,503	25,894	20,216
Stock-based compensation (note 11(a))	10,341	7,629	8,942
Deferred income taxes	748	(2,707)	(2,841)
Reduction in accrued royalty obligation	—	(13,045)	—
Impairment	3,668	—	—
Unrealized foreign exchange loss (gain)	(8,507)	(862)	6,219
Other	(55)	(303)	(773)
Changes in non-cash working capital
Accounts receivable	(10,584)	(26,475)	(8,437)
Inventories	(6,806)	(5,785)	(16,262)
Prepaids and other	(4,875)	6,970	(5,748)
Accounts payable and accrued liabilities	(18,932)	38,601	18,612
Deferred revenue and credits	(564)	1,203	(451)
Cash flows provided by (used in) operating activities	(928)	46,505	16,803
Investing activities
Additions to property and equipment	(14,100)	(16,957)	(14,003)
Additions to intangible assets	(1,706)	(900)	(1,076)
Proceeds from sale of property & equipment	35	3	5
Acquisitions, net of cash acquired:
Numerex Corp (note 5(a))	(18,725)	—	—
GNSS business of GlobalTop (note 5(b))	(3,145)	—	—
Blue Creation (note 5(c))	—	(2,882)	—
GenX Mobile Inc. (note 5(d))	—	(5,900)	—
MobiquiThings SAS (note 5(e))	—	—	(14,975)
Accel Networks LLC (note 5(f))	—	—	(9,471)
Wireless Maingate AB (note 5(g))	—	—	(88,449)
Cash flows used in investing activities	(37,641)	(26,636)	(127,969)
Financing activities
Issuance of common shares, net of issuance cost	5,708	2,048	3,837
Repurchase of common shares for cancellation (note 22)	(2,779)	(10,203)	—
Purchase of treasury shares for RSU distribution	—	(4,214)	(6,584)
Taxes paid related to net settlement of equity awards	(1,367)	(909)	(2,344)
Payment for contingent consideration	(1,397)	(16)	—
Decrease in other long-term obligations	(436)	(395)	(226)
Cash flows used in financing activities	(271)	(13,689)	(5,317)
Effect of foreign exchange rate changes on cash and cash equivalents	1,292	2,656	3,357
Cash and cash equivalents and restricted cash, increase (decrease) in the year	(37,548)	8,836	(113,126)
Cash and cash equivalents and restricted cash, beginning of year	102,772	93,936	207,062
Cash and cash equivalents and restricted cash, end of year	$65,224	$102,772	$93,936
Supplemental cash flow information (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is an Internet of Things (“IoT”) pioneer, empowering businesses and industries to transform and thrive in the connected economy.  Customers start their IoT deployments with Sierra Wireless because we provide an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT services.  Original Equipment Manufacturers (“OEMs”) and enterprises worldwide rely on our expertise in delivering fully-integrated solutions to reduce complexity, turn edge network data into intelligent decisions and get their connected products and services to market faster.

We have sales, engineering, and research and development teams located in offices around the world. The primary markets for our products are North America, Europe and Asia Pacific.

We operate our business under three reportable segments:

OEM Solutions	Embedded cellular modules, short range wireless modules, software and tools for OEM customers who integrate wirelessly into their products and solutions.

Enterprise Solutions	Intelligent routers and gateways, and management solutions that enable cellular connectivity.

IoT Services
Internet services including a cloud-based platform for deploying and managing IoT applications, Smart SIM supported by our mobile core networks, and managed wireless broadband services to enable worldwide customer IoT deployments. Effective December 11, 2017, our former Cloud and Connectivity Services segment was renamed to IoT Services to reflect the acquisition of Numerex Corp. (note 5 (a)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)	Basis of consolidation

Our consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of long-lived assets, valuation of intangible assets, goodwill, royalty and warranty accruals, other liabilities, stock-based compensation, allowance for doubtful accounts receivable, income taxes, restructuring costs, contingent consideration and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)	Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, as long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Contractual allowances for product returns and price amendments are estimated and recorded as a reduction to revenue.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from activation or set up fees charged in advance of contracted monthly recurring revenue is deferred and recognized over the estimated customer or specific contract life on a straight line basis. Revenue from cloud and connectivity subscription services are generally billed monthly and recognized when earned.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding may be repayable on the occurrence of specified future events.

(d)	Research and development costs

Research and development costs are expensed as they are incurred.  We capitalize certain software development costs principally related to software coding, designing system interfaces and installation, and testing of the software, once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(e)	Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(f)	Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. Historically (prior to October 1, 2016), in determining this estimate, we based our calculations on an assumption that royalty calculations could be based on a percentage of the entire value of an end-product (i.e., revenue). This conformed with our legacy license agreements.

Significant legal precedent now exists in the United States supporting the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology, and not on the entire value of the end-product.

The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, at the time of the expiry of one of our significant legacy IP licenses, prompted management to reassess its contingent royalty obligation estimate during the fourth quarter of the year ended December 31, 2016. The use of the SSU principle as the basis to determine the estimate, as opposed to value of end-product, resulted in a reduction of $13.0 million to our estimated royalty obligation effective October 1, 2016.

(g)	Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)	Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense.

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense.

(i)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the awards' vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the awards' vesting period using the straight-line method. In the third quarter of 2016, we early adopted ASU 2016-09 and elected to make an entity-wide election to account for forfeitures in compensation expense when they occur. The application of this election did not have a material impact on our financial statements.

(j)	Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(k)	Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 21, Accumulated Other Comprehensive Loss.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)	Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)	Financing receivables

We lease certain hardware devices to a small number of hardware distributors under sales-type leases which have terms ranging from two to four years and bear interest at 2%. Because the devices are not functional on our network without an active service agreement with us, we can de-activate devices for non-payment.

We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(o)	Derivatives

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

(p)	Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(q)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Monitoring equipment	3-5 years
Network equipment	3-7 years

Research and development equipment related amortization is included in research and development expense.  Tooling, production, monitoring and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(r)	Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

(s)	Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(t)	Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(u)	Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(v)	Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)	Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash.  This update is to address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows.  This requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents by including restricted cash and restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods.  Early adoption is permitted, and any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  In the fourth quarter of 2017, we early adopted ASU 2016-18 and there was no material impact to our financial statements and business.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We will adopt the full retrospective transition method in the first quarter of 2018. The new revenue standards, under our current business model, are not expected to have a material impact on the amount and timing of revenue recognized. We have identified and have commenced the development of appropriate changes to our business processes, systems, and controls to support recognition and disclosure under the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We will adopt the standard in the first quarter of 2018. The update does not have a material impact on our financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.	ACQUISITIONS

(a)     Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

$
Issuance of common shares	77,346
Debt extinguishment	20,155
97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at December 7, 2017. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Cash	1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,700
Goodwill	50,642
Other working capital	(7,417)
Long-term obligations	(1,147)
Fair value of net assets acquired	97,501

The goodwill of $50.6 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill has been assigned to the IoT Services segment and approximately $5.8 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Customer relationships	9 years	26,270
Existing technology	3 years	10,210
Brand	13 years	9,220
		45,700

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The amount of revenue of Numerex included in our consolidated statements of operations from the acquisition date, through the period ended December 31, 2017, was $3.1 million. The amount of net loss of Numerex included in our consolidated statements of operations for the aforementioned period was $0.8 million. We recorded transaction costs of $4.0 million in acquisition-related and integration for the year ended December 31, 2017; transaction cost of $0.1 million related to issuance cost was recorded in common stock during the year ended December 31, 2017.

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

(b)     GNSS business of GlobalTop

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of $3.1 million. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world. The acquisition builds on our strategy to expand our product offerings beyond cellular, Wi-Fi and Bluetooth, servicing customers in the automotive, telematics and asset tracking markets.

The transaction is accounted for using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 31, 2017. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired at the acquisition date:

$
Assets acquired
Inventory	604
Property and equipment	175
Identifiable intangible assets	1,160
Goodwill	1,206
Fair value of net assets acquired	3,145

Goodwill of $1.2 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our embedded solution portfolio for OEM customers in the key markets we serve. Goodwill is deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer Relationships	5 years	640
Existing Technology	3 years	410
Backlog	11 months	110
		1,160

The amount of revenue and net earnings from the GNSS business included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2017, was $3.4 million and $nil, respectively. There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

(c)    Blue Creation

On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at November 2, 2016.

In accordance with ASC 805, Business Combinations, the earn-out has been recognized as acquisition-related costs over the earn-out period.

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,563
Accounts receivable	237
Other assets	111
Identifiable intangible assets	2,540
Goodwill	920
7,371
Liabilities assumed
Accounts payable and accrued liabilities	392
Deferred income taxes	534
Fair value of net assets acquired	6,445

Goodwill of $0.9 million resulting from the acquisition will strengthen our strategic position within our OEM Solutions segment. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	3.5 years	2,090
Existing technology	4 years	450
		2,540

(d)        GenX Mobile Inc.

On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at August 3, 2016. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	7,752
Contingent consideration	1,375
9,127

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
11,813
Liabilities assumed
Accounts payable and accrued liabilities	1,458
Deferred income taxes	1,228
Fair value of net assets acquired	9,127

Goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	5 years	2,640
Existing technology	4 years	973
In-process research and development		313
		3,926

(e)     MobiquiThings SAS

On September 2, 2015, we acquired all of the shares of MobiquiThings SAS ("MobiquiThings") for cash consideration of €13.5 million ($15.2 million), plus a maximum contingent consideration of €12 million under a performance-based earn-out formula. MobiquiThings is a France-based mobile virtual network operator dedicated exclusively to the Machine-to-Machine and Telematics marketplace.

At acquisition date, we recognized the contingent consideration at fair value based on a weighted probability estimate of achievement of the earn-out within the specified periods of the contingent consideration. In accordance with ASC 805, Business Combinations, $0.5 million was recognized as purchase price consideration and the remaining balance is being expensed to acquisition-related costs over the earn-out period. The change in fair value at each reporting period is recognized in earnings.

Total consideration for the acquisition is as follows:

	€	$
Cash	13,506	15,216
Contingent consideration	470	529
	13,976	15,745

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at September 2, 2015. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

	€	$
Assets acquired
Cash	214	241
Accounts receivable	1,026	1,156
Prepaids and other assets	107	120
Property and equipment	1,041	1,173
Identifiable intangible assets	5,071	5,713
Goodwill	9,922	11,179
	17,381	19,582
Liabilities assumed
Accounts payable and accrued liabilities	1,715	1,932
Deferred income tax	1,690	1,905
Fair value of net assets acquired	13,976	15,745

Goodwill of $11.2 million resulting from the acquisition consists largely of the expectation that the acquisition will further solidify our device-to-cloud strategy. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	€	$
Customer relationships	11 years	3,379	3,807
Existing technology	4.5 years	1,692	1,906
		5,071	5,713

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

(f)     Accel Networks LLC

On June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC ("Accel") for cash consideration of $9.5 million, plus a maximum contingent consideration of $1.5 million under a performance-based earn-out formula. Accel is a leader in managed cellular broadband technology and connectivity services in North America.

At acquisition date, we recognized the fair value of the contingent consideration at $0.8 million based on a weighted probability estimate of achievement of the earn-out within the specified 12 month period of the contingent consideration. At December 31, 2015, management determined that the achievement of the earn-out will not be attained and recorded the reversal of the fair value of the contingent consideration in acquisition-related costs.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

at June 18, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	9,471
Contingent consideration	753
10,224

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Accounts receivable	551
Prepaid and other assets	59
Inventory	133
Property and equipment	1,388
Identifiable intangible assets	5,499
Goodwill	3,706
11,336
Liabilities assumed
Accounts payable and accrued liabilities	1,034
Deferred revenue	78
Fair value of net assets acquired	10,224

Goodwill of $3.7 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our IoT Services segment.  Goodwill is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	1,169
Customer relationships	10 years	2,352
Existing technology	5 years	1,978
		5,499

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(g)     Wireless Maingate AB

On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate") for cash consideration of $91.6 million ($88.4 million, net of cash acquired). Maingate is a Sweden-based provider of M2M connectivity and data management services.

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at January 16, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,139
Accounts receivable	2,795
Prepaid and other assets	270
Inventory	75
Property and equipment	275
Identifiable intangible assets	50,231
Goodwill	45,593
102,378
Liabilities assumed
Accounts payable and accrued liabilities	4,437
Deferred revenue	172
Deferred income tax	6,181
Fair value of net assets acquired	91,588

Goodwill of $45.6 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our business and offer us significantly enhanced market position in Europe.  Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents the unaudited pro forma results for the year ended December 31, 2015 and 2014. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2015	2014
Pro forma information
Revenue	$608,516	$569,340
Earnings (loss) from operations	8,861	(4,719)
Net loss	(3,652)	(15,339)

Basic and diluted loss per share (in dollars)	$(0.11)	$(0.49)

6.	SEGMENTED INFORMATION

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2017
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$555,887	$101,535	$34,655	$692,077
Cost of goods sold	384,872	53,014	19,244	457,130
Gross margin	$171,015	$48,521	$15,411	$234,947
Gross margin %	30.8%	47.8%	44.5%	33.9%
Expenses				235,306
Loss from operations				$(359)
Total assets				$689,106

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	Year ended December 31, 2016
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$516,517	$71,486	$27,604	$615,607
Cost of goods sold	349,921	31,537	16,406	397,864
Gross margin	$166,596	$39,949	$11,198	$217,743
Gross margin %	32.3%	55.9%	40.6%	35.4%
Expenses				196,395
Earnings from operations				$21,348
Total assets				$578,459

	Year ended December 31, 2015
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$523,366	$63,072	$21,360	$607,798
Cost of goods sold	371,559	29,945	12,439	413,943
Gross margin	$151,807	$33,127	$8,921	$193,855
Gross margin %	29.0%	52.5%	41.8%	31.9%
Expenses				183,741
Loss from operations				$10,114
Total assets				$546,332

REVENUE BY GEOGRAPHICAL REGION

	2017	2016	2015
Americas	$219,453	$194,019	$196,476
Europe, Middle East and Africa	157,975	137,803	116,686
Asia-Pacific	314,649	283,785	294,636
	$692,077	$615,607	$607,798

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2017	2016
Americas	$26,608	$18,001
Europe, Middle East and Africa	11,136	10,814
Asia-Pacific	5,233	5,365
	$42,977	$34,180

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

7.	RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2017	2016	2015
Gross research and development	$84,246	$73,695	$74,599
Government tax credits	(885)	(618)	(579)
	$83,361	$73,077	$74,020

8.	RESTRUCTURING

In February 2017, we made a decision to relocate the customer support and network operations within the IoT Services segment from Sweden to France and the United States to achieve operational efficiencies. As a result, 19 employees were impacted and we recorded $1.1 million in restructuring costs for the year ended December 31, 2017. As at December 31, 2017, outstanding liability of $0.5 million is included in accounts payable and accrued liabilities and is expected to be paid by February 2019.

9.	OTHER INCOME

The components of other income for the years ended December 31 were as follows:

	2017	2016	2015
Interest income	$245	$163	$269
Interest expense	(159)	(71)	(154)
Other	(19)	(9)	—
	$67	$83	$115

10.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2017	2016	2015
Canadian	$7,205	$15,480	$2,611
Foreign	53	4,215	(4,225)
Earnings (loss) before income taxes	$7,258	$19,695	$(1,614)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2017	2016	2015
Canadian:
Current	$28	$(287)	$11
Deferred	1,665	401	(2,086)
	$1,693	$114	$(2,075)
Foreign:
Current	$2,347	$7,304	$5,511
Deferred	(917)	(3,108)	(2,376)
	$1,430	$4,196	$3,135
Total:
Current	$2,375	$7,017	$5,522
Deferred	748	(2,707)	(4,462)
	$3,123	$4,310	$1,060

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2017	2016	2015
Income tax expense (recovery) at Canadian statutory income tax rates of 26.01% (2016 - 26.01%; 2015 - 26.01%)	$1,903	$5,122	$(421)
Increase (decrease) in income taxes for:
Permanent and other differences	(1,452)	(2,192)	(464)
Change in statutory/foreign tax rates and foreign exchange rates	1,049	11,581	(979)
Change in valuation allowance	1,571	(11,403)	1,952
Stock-based compensation expense	1,633	1,039	1,206
Adjustment to prior years	(1,581)	163	(234)
Income tax expense (recovery)	$3,123	$4,310	$1,060

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2017	2016
Deferred income tax assets (liabilities)
Property and equipment	$1,470	$2,223
Non capital loss carry-forwards	87,854	63,094
Capital loss carry-forwards	3,166	4,321
Scientific research and development expenses and credits	23,829	25,651
Reserves and other	14,927	13,201
Investments	(16,611)	—
Acquired intangibles	(13,761)	(9,102)
	100,874	99,388
Valuation allowance	96,379	94,807
	$4,495	$4,581

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2017	2016
Classification:
Assets
Non-current	$12,197	$16,039
Liabilities
Non-current	(7,702)	(11,458)
	$4,495	$4,581

At December 31, 2017, we have provided for a valuation allowance on our deferred tax assets of $96,379 (2016 - $94,807).

At December 31, 2017, we have Canadian allowable capital loss carry-forwards of $11,519 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $22,029 and $9,902 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2018 and 2037.  At December 31, 2017, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2017, net operating loss carry-forwards for our foreign subsidiaries were $49,682 for U.S. income tax purposes that expire between 2020 and 2037, $599 for Brazil income tax purposes, $15,659 for Sweden income tax purposes, $23 for Norway income tax purposes, $68,430 for Luxembourg income tax purposes, and $214,853 for French income tax purposes.  The Brazil, Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of Brazil net operating losses deducted each year is limited to 30% of each year's taxable income. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $4,092 as at December 31, 2017.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three year period following the year the tax credits are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. At December 31, 2017, we have not completed our accounting for the tax effects of enactment of the Act; however, we have made a reasonable estimate of the effects on our existing deferred tax balances and the one-time transition tax. Based on a reasonable estimate, we recognized a provisional amount of $1,127, which is included as a component of income tax expense.

Provisional amounts

We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally at a 24% combined rate. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The provisional amount recorded related to the remeasurement of our deferred tax balance was $1,066.

The one-time transition tax is based on our total post-1986 earnings and profits (E&P) for which we have previously deferred from US income taxes. We recorded a provisional amount for our one-time transition tax liability for our foreign subsidiaries, resulting in an increase in income tax expense of $61. We have not yet completed our calculation of the total post-1986 foreign E&P for these foreign subsidiaries. Further, the transition tax is based in part on the amount of those earnings held in cash and other specified assets. This amount may change when we finalize the calculation of post-1986 foreign E&P previously deferred from US federal taxation and finalize the amounts held in cash or other specified assets. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax and any additional outside basis difference inherent in these entities as these amounts continue to be indefinitely reinvested in foreign operations.

Accounting for uncertainty in income taxes

At December 31, 2017, we had gross unrecognized tax benefits of $4,418 (2016 — $4,329).  Of this total, $747 (2016 — $1,859) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2017	2016
Unrecognized tax benefits, beginning of year	$4,329	$4,346
Increases — tax positions taken in prior periods	36	633
Increases — tax positions taken in current period	61	74
Settlements and lapses of statute of limitations	(8)	(724)
Unrecognized tax benefits, end of year	$4,418	$4,329

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2017, we had reversed $642 (2016 - $1,058) for accruals of interest and penalties.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2017 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2017 could increase by approximately $46 in the next 12 months.

11.	STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2017	2016	2015

Cost of goods sold	$461	$420	$630
Sales and marketing	2,503	1,714	2,151
Research and development	2,038	1,375	1,422
Administration	5,339	4,120	4,739
	$10,341	$7,629	$8,942

Stock option plan	3,297	2,170	2,090
Restricted stock plan	7,044	5,459	6,852
	$10,341	$7,629	$8,942

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2017, stock options exercisable into 2,122,670 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2017	2016	2015
Risk-free interest rate	1.37%	0.73%	0.97%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	55%	51%	44%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$11.09	$4.40	$10.64

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2014	1,144,057	13.94	12.00	2.9	40,550
Granted	218,331	41.62	29.94
Exercised	(357,136)	14.42	10.37		6,813
Forfeited	(39,341)	23.74	17.09
Outstanding, December 31, 2015	965,911	21.47	15.44	2.5	3,541
Granted	651,357	14.72	10.95
Exercised	(231,704)	11.76	8.75		1,608
Forfeited	(69,941)	19.25	14.32
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687
Granted	685,936	32.16	25.58
Exercised	(500,184)	14.91	11.86		6,997
Forfeited	(37,894)	24.58	19.55
Outstanding, December 31, 2017	1,463,481	26.38	20.98	3.2	4,788

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2017:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$9.26 - $11.46 U.S. $11.64 - $14.41 Cdn	430,255	3.0	13.60	10.81	138,865	13.57	10.79
$11.47 - $25.15 U.S. $14.42 - $31.62 Cdn	501,534	3.2	27.79	22.10	138,343	21.33	16.97
$25.16 - $28.34 U.S. $31.63 - $35.64 Cdn	351,879	4.2	32.79	26.08	—	—	—
$28.35 - $33.60 U.S. $35.65 - $42.25 Cdn	179,813	2.1	40.44	32.16	127,550	40.44	32.16
	1,463,481	3.2	26.38	20.98	404,758	24.69	19.64

The options outstanding at December 31, 2017 expire between February 26, 2018 and November 6, 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

As at December 31, 2017, the unrecognized stock-based compensation cost related to the non-vested stock options was $7,879 (2016 — $3,754; 2015 — $3,171), which is expected to be recognized over a weighted average period of 2.8 years (2016 — 2.5 years; 2015 — 2.4 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSP, during the second quarter of 2017, the Board of Directors amended the maximum number of share units outstanding under the Plan to not exceed 2.6% (reduced from 3.5%) of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2017, 410,751 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some vest at one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2014	1,161,765	14.56	12.54	1.7	55,118
Granted	230,689	42.16	30.33
Vested / settled	(590,720)	14.20	10.21		19,494
Forfeited	(23,501)	30.02	21.60
Outstanding, December 31, 2015	778,233	25.08	18.04	1.8	12,219
Granted	354,517	15.08	11.21
Vested / settled	(358,497)	19.57	14.56		4,477
Forfeited	(28,279)	21.85	16.26
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Granted	454,685	32.02	25.47
Vested / settled	(284,888)	22.86	18.18		6,098
Forfeited	(39,030)	21.10	16.77
Outstanding, December 31, 2017	876,741	26.80	21.31	2.1	17,919
Outstanding – vested and not settled	142,726
Outstanding – unvested	734,015
Outstanding, December 31, 2017	876,741

As at December 31, 2017, the total remaining unrecognized compensation cost associated with the RSUs totaled $9,346 (2016 — $5,408; 2015 — $6,838), which is expected to be recognized over a weighted average period of 1.6 years (2016 — 1.6 years; 2015 — 1.3 years).

12.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2017	2016	2015
Net earnings (loss)	$4,135	$15,385	$(2,674)

Weighted average shares used in computation of:
Basic	32,356	32,032	32,166
Assumed conversion	537	303	—
Diluted	32,893	32,335	32,166
Net earnings (loss) per share (in dollars):
Basic	$0.13	$0.48	$(0.08)
Diluted	0.13	0.48	(0.08)

As the Company incurred a loss for the year ended December 31, 2015, all equity awards for that year were anti-dilutive and were excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

13.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2017	2016
Trade receivables	$137,963	$121,384
Less: allowance for doubtful accounts	(1,827)	(2,486)
	136,136	118,898
Sales taxes receivable	3,120	2,808
R&D tax credits	4,408	5,331
Financing receivables	1,442	—
Other receivables	23,397	16,761
	$168,503	$143,798

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2017	2016	2015
Balance, beginning of year	$2,486	$2,088	$2,275
Bad debt expense (recovery)	(535)	383	615
Write-offs and settlements	(194)	15	(792)
Foreign exchange	70	—	(10)
	$1,827	$2,486	$2,088

14.	INVENTORIES

The components of inventories at December 31 were as follows:

	2017	2016
Electronic components	$32,753	$29,043
Finished goods	20,273	11,870
	$53,026	$40,913

15.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2017	2016
Inventory advances	$93	$902
Insurance and licenses	608	634
Deposits	2,161	1,667
Other	5,144	3,327
	$8,006	$6,530

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

16.	PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2017
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$2,495	$1,477	$1,018
Research and development equipment	35,589	25,831	9,758
Production equipment and tooling	39,426	23,229	16,197
Computer equipment	9,611	7,279	2,332
Software	6,859	4,346	2,513
Leasehold improvements	6,399	3,950	2,449
Leased vehicles	1,122	752	370
Office equipment	1,460	971	489
Monitoring equipment	3,881	106	3,775
Network equipment	5,503	1,427	4,076
	$112,345	$69,368	$42,977

	2016
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,885	$1,209	$676
Research and development equipment	31,896	23,544	8,352
Production equipment and tooling	48,685	32,766	15,919
Computer equipment	9,845	8,063	1,782
Software	8,463	6,108	2,355
Leasehold improvements	5,850	3,208	2,642
Leased vehicles	1,127	915	212
Office equipment	1,050	594	456
Network equipment	2,535	749	1,786
	$111,336	$77,156	$34,180

Amortization expense relating to property and equipment was $14,032, $12,492, and $8,479 for the years ended December 31, 2017, 2016, and 2015, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

17.	INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2017
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,404	$12,077	$3,327
Licenses	51,859	50,434	1,425
Intellectual property	28,411	13,541	14,870
Customer relationships	124,706	53,627	71,079
Brand	15,153	1,318	13,835
In-process research and development	11,012	6,949	4,063
	$246,545	$137,946	$108,599

	2016
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,181	$9,638	$4,543
Licenses	45,714	44,667	1,047
Intellectual property	16,966	10,864	6,102
Customer relationships	91,156	41,679	49,477
Brand	5,451	665	4,786
In-process research and development	14,422	5,514	8,908
	$187,890	$113,027	$74,863

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2018	16,908
2019	10,062
2020	8,247
2021	5,835
2022	5,034

In the first quarter of 2017, we recorded an impairment of $3,668 related to an intangible asset recorded on the acquisition of Maingate as a result of a decision to terminate a service offering that has now been superseded by a more technologically advanced offering in our integrated IoT Services business.

Amortization expense relating to intangible assets was $16,471, $13,402, and $11,737 for the years ended December 31, 2017, 2016, and 2015, respectively.

The weighted-average remaining useful lives of intangible assets was 6.9 years as at December 31, 2017.

At December 31, 2017, a net carrying amount of $313 (December 31, 2016 - $2,425) included in intangible assets was not subject to amortization.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

18.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2017	2016
Balance at beginning of year	$154,114	$156,488
Goodwill acquired (note 5(a) and 5(b))	51,848	2,702
Foreign currency translation adjustments	12,554	(5,076)
	$218,516	$154,114

OEM Solutions	$111,348	$101,404
Enterprise Solutions	27,405	26,469
IoT Services	79,763	26,241
	$218,516	$154,114

We assessed the recoverability of goodwill as at October 1, 2017 for each of the identified reporting units and determined that the fair value of each of the three reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2017, 2016 and 2015.

19.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2017	2016
Trade payables	$94,775	$109,236
Inventory commitment reserve	1,440	3,850
Accrued royalties	14,548	13,042
Accrued payroll and related liabilities	17,572	13,009
Deferred rent	2,597	965
Professional services	4,153	1,496
Taxes payable (including sales taxes)	4,070	4,922
Product warranties (note 26(b)(iii))	8,235	7,637
Other	25,005	13,343
	$172,395	$167,500

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

20.	LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2017	2016
Accrued royalties	$24,318	$22,763
Other	12,319	9,891
	$36,637	$32,654

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2017	2016
Balance, beginning of period	$(14,426)	$(7,978)
Foreign currency translation adjustments	5,416	(4,891)
Gain (loss) on long term intercompany balances	6,534	(1,557)
	$(2,476)	$(14,426)

22.	SHARE CAPITAL

On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we could purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017.

During the year ended December 31, 2017, we purchased and canceled 170,217 common shares (2016 — 809,872 common shares) at an average price of $16.35 per share (2016 — $12.61). The excess purchase price over and above the average carrying value in the amount of $954 (2016 - $1,507) were charged to retained earnings.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2017	2016	2015
Net income taxes paid	$6,100	$4,181	$3,093
Interest paid	105	127	137
Non-cash property and equipment additions	—	200	—
Non-cash additions funded by obligation under capital leases	143	544	237
Non-cash additions related to asset retirement obligations	75	520	—

As at December 31, 2017, restricted cash of $221 is held in escrow related to certain vendor obligations.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	2017	2016	2015
Cash and cash equivalents	$65,003	$102,772	$93,936
Restricted cash	221	—	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$65,224	$102,772	$93,936

24.	FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

As at December 31, 2017, we were committed to foreign currency forward contracts totalling $15.6 million Canadian dollars with an average forward rate of 1.290, maturing between January to December 2018. We recorded unrealized gain of $307 in Foreign exchange gain for those outstanding contracts in the year ended December 31, 2017 (2016 — nil).

We have contingent consideration related to the acquisitions of MobiquiThings in 2015 that was measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent consideration is measured at each reporting period and any changes in the fair value are recorded in earnings. In the twelve months ended December 31, 2017, a nominal amount (2016 — $303) was recognized in "Acquisition-related and integration" expense related to the change in the fair value of the contingent consideration.

(b)    Credit Facilities

On May 30, 2017, our $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expired. Subsequently, the Revolving Facility was renewed with the same financial institutions on an uncommitted basis. The Revolving Facility is for general corporate purposes, is secured by a pledge against substantially all of our assets and is subject to borrowing base limitations. As at December 31, 2017, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As at December 31, 2017, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

25.	FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

26.	COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2018	$7,164
2019	6,157
2020	5,863
2021	5,804
2022	3,140
Subsequent years	4,465
$32,593

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized or the potential obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(iii)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2017	2016
Balance, beginning of year	$7,637	$7,362
Provisions	4,431	4,214
Expenditures	(3,833)	(3,939)
Balance, end of year	$8,235	$7,637

(c) Other commitments

We have entered into purchase commitments totaling approximately $133,407 net of related electronic components inventory of $5,206 (December 31, 2016 — $105,523, net of electronic components inventory of $9,264), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2018 and June 2018.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We have also entered into purchase commitments totaling approximately $33,122 with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between January 2018 and March 2021.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  The lawsuit is in the discovery stage. In August 2017, we filed a motion to dismiss the lawsuit pursuant to 35 U.S.C. § 101, and a decision on the motion is pending.
In December 2017, we filed a Petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board and a decision on institution of the proceeding is pending.

In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by one of our US subsidiaries. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit has been dismissed with prejudice.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. The lawsuit was administratively closed in September 2015 pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB"). In March 2017, the PTAB issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. The lawsuit has been administratively re-opened. In October 2017, a motion to dismiss the lawsuit pursuant to 35 U.S.C. § 101 was filed and has been briefed.

In October 2017, Numerex, its board of directors, the Company and one of our U.S. subsidiaries, Wireless Acquisition Sub, Inc. were named as defendants in a class action lawsuit filed by purported stockholders of Numerex alleging, among other things, that the defendants issued or caused to be issued a materially misleading and incomplete Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the Transaction. In October 2017, Numerex and its board of directors were also named as defendants in a separate class action lawsuit filed by purported stockholders of Numerex. Both lawsuits were voluntarily dismissed in December 2017.

In October 2017, a patent holding company, Iron Oak Technologies, LLC ("Iron Oak"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and one of our U.S. subsidiaries. The lawsuit makes certain allegations concerning our embedded wireless module products. The lawsuit has been dismissed with prejudice.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.